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EXHIBIT (a)(1)G)

E-mail dated March 3, 2016 from John Barbour to LeapFrog employees

Team,

        Today, we announced the commencement of VTech's tender offer and filed documents with the SEC.

        VTech will offer LeapFrog investors $1.00 per share and the tender offer period is expected to be open for a minimum of 20 business days, ending April 1, 2016. LeapFrog's Board has agreed to unanimously recommend to its shareholders that they tender their shares pursuant to the tender offer.

        For any questions, please contact Robert Lattuga or Nancy Lee.

Regards,
John

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  EXHIBIT (a)(1)G)
E-mail dated March 3, 2016 from John Barbour to LeapFrog employees